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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Alcon, Inc.
(Name of Issuer)

Common Shares, Par Value CHF 0.20 Per Share
(Title of Class of Securities)

H01301102
(CUSIP Number)

Thomas Werlen
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
011-41-61-324-2745
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2010
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01301102

1.	Names of Reporting Persons Novartis AG I.R.S. Identification Nos. of above persons (entities only). 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares	7.	Sole Voting Power 230,137,500
Beneficially
Owned by Each	8.	Shared Voting Power 0
Reporting
Person With	9.	Sole Dispositive Power 230,137,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,137,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 76.2%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 3 (this "Amendment No. 3") is filed to report the execution of a Merger Agreement between Novartis and the Issuer (the "Merger Agreement"). It amends and supplements the statement on Schedule 13D originally filed by Novartis with the Securities and Exchange Commission ("SEC") on July 14, 2008, as amended by Amendment No. 1 filed with the SEC on January 4, 2010 and by Amendment No. 2 filed with the SEC on August 30, 2010. Except as set forth below, all Items of the Schedule 13D, as amended (the "Schedule 13D"), remain unchanged.

Item 4.    Purpose of Transaction

        Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of Item 4:

        On December 14, 2010, the Issuer and Novartis entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Novartis has agreed to acquire the Minority Shares of the Issuer through a merger (the "Merger") of the Issuer with and into Novartis, with Novartis continuing as the surviving entity.

        The affirmative vote of 2/3 of the votes represented at a general meeting of shareholders of the Issuer will be required to approve the Merger. Novartis currently owns approximately 76% of the outstanding Shares and has agreed in the Merger Agreement, subject to certain conditions, to vote in favor of the Merger. The proposed Merger also requires the affirmative vote of 2/3 of the votes represented at a general meeting of shareholders of Novartis. Closing of the Merger will also be subject to the satisfaction of certain other conditions, including the effectiveness of a registration statement with respect to the Novartis shares to be issued in the Merger. Closing of the Merger is currently expected to occur in the first half of 2011.

        A copy of the Merger Agreement is filed as Exhibit 2.6 hereto and is incorporated by reference into this Item 4. The description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 5.    Interest in Securities of the Issuer

        Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

  (a)
  and (b). Novartis has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all Shares beneficially owned by it.

        Although Novartis entered into the Merger Agreement on December 14, 2010, the completion of the Merger remains subject to a number of material conditions. Novartis is therefore not currently the beneficial owner of the Minority Shares and hereby disclaims beneficial ownership of the Minority Shares.

Item 7.    Material to be Filed as Exhibits

        The response to Item 7 is hereby amended by adding to the end of Item 7 the following:

2.6	Merger Agreement between Novartis AG and Alcon, Inc., dated December 14, 2010

 SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of December 15, 2010 that the information set forth in this statement is true, complete and correct.

NOVARTIS AG
By:	/s/ JONATHAN SYMONDS
	Name:	Jonathan Symonds
	Title:	Chief Financial Officer
NOVARTIS AG
By:	/s/ DR. THOMAS WERLEN
	Name:	Dr. Thomas Werlen
	Title:	Group General Counsel

 INDEX OF EXHIBITS

Exhibit No.	Description
2.6	Merger Agreement between Novartis AG and Alcon, Inc. dated December 14, 2010

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  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE
INDEX OF EXHIBITS